                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                            MITCHELL BANCORP, INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  606503100
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                             GREAT MEADOWS, INC.
                      C/O RUSSELL M. ROBINSON III, ESQ.
                             AMOS & JEFFRIES, LLP
                                  PO BOX 787
                             GREENSBORO, NC 27402
                                (910) 273-5569
                              FAX (910) 273-2435
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 7, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  606503100
         ---------------------

  (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Samuel L. Phillips / ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*
          (a)
          (b)  X (1) (2)

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    18,716
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   18716
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          97,650 (2)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent
          9.97 percent (2)
          ---------------------------------------------------------------------

(14)      Type of Reporting
          IN
          ----------------------------------------------------------------------

          (1) This schedule is filed on behalf of Samuel Phillips, Van Phillips, Byron Phillips, and Gina Phillips and Great
                Meadows, Inc. All individuals are adult family members who each maintain their own residence, make their own investment decisions and will make their own voting decisions with respect to the shares owned by them. All individuals expressly disclaim the existence of a group with respect to the shares.

          (2) The Reporting Person disclaims beneficial ownership of shares held by persons other than himself. This filing shall not be construed as an admission that such person is the beneficial owner of such shares.

CUSIP No.                       SCHEDULE 13D   Page     2    of    12   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Van F. Phillips / ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*

          (a)   [   ]
          (b)   X (1) (2)


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    8,716
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     52,786
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   8,716
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               52,786
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          97,650 (2)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          9.97 percent (2)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

          (1) This schedule is filed on behalf of Samuel Phillips, Van Phillips, Byron Phillips, and Gina Phillips and Great
                Meadows, Inc. All individuals are adult family members who each maintain their own residence, make their own investment decisions and will make their own voting decisions with respect to the shares owned by them. All individuals expressly disclaim the existence of a group with respect to the shares.

          (2) The Reporting Person disclaims beneficial ownership of shares held by persons other than himself and Great Meadows, Inc. This filing shall not be construed as an admission that such person is the beneficial owner of such shares.

CUSIP No.  606503100
         ---------------------

  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
          G. Byron Phillips / ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*

          (a)   [   ]
          (b)   [ X ] (1)(2)


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of            8,716
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by             53,786
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With           8,716
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                       52,786
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          97,650(2)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          9.97 percent(2)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

          (1) This schedule is filed on behalf of Samuel Phillips, Van Phillips, Byron Phillips, and Gina Phillips and Great
                Meadows, Inc. All individuals are adult family members who each maintain their own residence, make their own investment decisions and will make their own voting decisions with respect to the shares owned by them. All individuals expressly disclaim the existence of a group with respect to the shares.

          (2) The Reporting Person disclaims beneficial ownership of shares held by persons other than himself and Great Meadows, Inc. This filing shall not be construed as an admission that such person is the beneficial owner of such shares.

CUSIP No. 606503100
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Gina A Phillips / ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*

          (a)   [   ]
          (b)   [ X ] (1) (2)

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of            Sole Voting Power 8,716
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by             Shared Voting Power  0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With           Sole Dispositive Power 8,716
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                       Shared Dispositive Power  0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          97,650 (2)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          9.97 percent (2)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

          (1) This schedule is filed on behalf of Samuel Phillips, Van Phillips, Byron Phillips, and Gina Phillips and Great
                Meadows, Inc. All individuals are adult family members who each maintain their own residence, make their own investment decisions and will make their own voting decisions with respect to the shares owned by them. All individuals expressly disclaim the existence of a group with respect to the shares.

          (2) The Reporting Person disclaims beneficial ownership of shares held by persons other than herself. This filing shall not be construed as an admission that such person is the beneficial owner of such shares.

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Great Meadows, Inc. / 56-0847654
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*

          (a)   [   ]
          (b)   [ X ] (1) (2)


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          North Carolina corporation
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of            Sole Voting Power  52,786
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by             Shared Voting Power   0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With           Sole Dispositive Power  52,786
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                       Shared Dispositive Power   0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          97,650 (2)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          9.97 percent (2)
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

          (1) This schedule is filed on behalf of Samuel Phillips, Van Phillips, Byron Phillips, and Gina Phillips and Great
                Meadows, Inc. All individuals are adult family members who each maintain their own residence, make their own investment decisions and will make their own voting decisions with respect to the shares owned by them. All individuals expressly disclaim the existence of a group with respect to the shares.

          (2) The Reporting Person disclaims beneficial ownership of shares held by persons other than it. This filing shall not be construed as an admission that such person is the beneficial owner of such shares.

ITEM 1.  SECURITY AND ISSUER

         Title of Class of Equity Securities:

                 Common Stock, $.01 par value per share ("Common Stock")

         Name and address of principal executive offices of the issuer:

                 Mitchell Bancorp, Inc.
                 210 Oak Avenue
                 Spruce Pine, North Carolina 28777

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c)
         NAME, ADDRESS, OCCUPATION:        Samuel L. Phillips
                                           PO Box 400
                                           Spruce Pine, NC 28777
                                           Retired; formerly President of Great Meadows, Inc.
                                           Father of Van, Byron and Gina Phillips

                                           Van F. Phillips
                                           PO Box 400
                                           Spruce Pine, NC 28777
                                           Vice President - Great Meadows, Inc.

                                           G. Byron Phillips
                                           PO Box 400
                                           Spruce Pine, NC 28777
                                           President - Great Meadows, Inc.

                                           Gina A. Phillips
                                           PO Box 400
                                           Spruce Pine, NC 28777
                                           Actress

                                           Great Meadows, Inc.
                                           (a North Carolina corporation)
                                           Real Estate Development
                                           PO Box 400
                                           Spruce Pine, NC 28777
                                           Officers:        Van F. Phillips
                                                            G. Byron Phillips
                                           Directors:       Van F. Phillips
                                                            G. Byron Phillips
                                                            Gina A. Phillips
                                                            Jewel M. Phillips*

* (Jewel M. Phillips is the former wife of Samuel L. Phillips. Her address is 9650 Shore Drive, Maison Sur Mer, Myrtle Beach, SC 29572. Mrs. Phillips is a minority shareholder of Great Meadows, Inc. She is not a control person of Great Meadows, Inc. The Reporting Persons have reason to believe she owns 8,716 shares of the Issuer).

         (d) None of the persons listed above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons listed above have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)     All of the persons listed above are citizens of the United
                 States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds is personal funds, including commercial loans in the ordinary course of business from First Union National Bank of North Carolina, for the reporting persons who are natural persons and working capital for the corporation. The shares have not been pledged or used as collateral for any loans.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities is for investment purposes. There is no present intent to change or influence control of the Issuer. The reporting persons may acquire additional securities of the issuer, or depose of securities of the issuer from time to time. The reporting persons have no plans or proposals relating to any of the other items set forth in the instructions to Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:'

                                                     NUMBER           PERCENTAGE
                                                     ------           ----------
                          Samuel L. Phillips         18,716               1.91
                          Van F. Phillips             8,716               0.89
                          G. Byron Phillips           8,716               0.89
                          Gina A. Phillips            8,716               0.89
                          Great Meadows, Inc.        52,786               5.59
                                                     ------               ----

                                          TOTAL      97,650               9.97

                 The percentage of share ownership is calculated based on information from the Issuer that a total of 979,897 shares of common stock are outstanding as of the date hereof.

         (b) Each reporting person has the sole power to vote and to direct the vote and sole power to dispose or to direct the disposition of all of the shares listed beside his or her name in Item 5(a) above. Van F. Phillips and G. Byron Phillips are executive officers of Great Meadows, Inc., and, thus, may be deemed to exercise shared power to vote and direct the vote of and shared power dispose or to direct the disposition of the shares held by Great Meadows, Inc.

         (c) Transactions in the class of securities reported on that were effected during the past 60 days are as follows:



                                                                            PRICE                 WHERE AND HOW
        NAME                       DATE                 AMOUNT            PER SHARE                 EFFECTED
        ----                       ----                 ------            ---------                 --------
Samuel L. Phillips                6/12/96               8,716              $10.00                     (1)

Samuel L. Phillips                7/24/96               2,000              $10.35                     (2)

Samuel L. Phillips                7/24/96               3,000              $10.30                     (2)

Samuel L. Phillips                8/07/96               5,000              $10.86                     (3)

Van F. Phillips                   6/12/96               8,716              $10.00                     (1)

G. Byron Phillips                 6/12/96               8,716              $10.00                     (1)

Gina A. Phillips                  6/12/96               8,716              $10.00                     (1)

Great Meadows, Inc.               8/06/96               7,726              $10.66                     (4)

Great Meadows, Inc.               8/14/96               7,190              $10.50                     (5)

Great Meadows, Inc.               8/15/96              12,190              $10.30                     (6)

Great Meadows, Inc.               8/15/96              12,190              $10.30                     (7)

Great Meadows, Inc.               8/15/96               8,990              $10.32                     (8)

Great Meadows, Inc.               8/15/96               4,500              $10.47                     (9)

(1)      Purchased from the Issuer in initial public offering.

(2) Purchased in a privately-negotiated transaction from William Absher, 213 Ninth Street, North Wilkesboro, N.C. 28659.

(3) Purchased through a broker, Interstate/Johnson Lane, in an over-the-counter transaction.

(4) Purchased in a privately-negotiated transaction from Jeffrey B. Harding, Sr., Rt. 2 Box 312, Burnsville, N.C. 28714.

(5) Purchased in a privately-negotiated transaction from Kurt Bomar, 325 Rockledge Road, Spruce Pine, N.C. 28777.

(6) Purchased in a privately-negotiated transaction from Janie Bryan of Damascus, GA.

(7) Purchased in a privately-negotiated transaction from Judy Willis of Damascus, GA.

(8) Purchased in a privately-negotiated transaction from Margaret Jo Bush of Damascus, GA.

(9) Purchased in a privately-negotiated transaction from Hazel Phillips, 135 Wing Road, Bakersville, N.C.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Written agreements relating to the filing of joint Schedule 13D as required by Rule 13d-1(f) are attached. However, each Reporting Person expressly disclaims the existence of a group with respect to the securities and disclaims beneficial ownership of shares held by persons other than themselves.

         There are no written agreements, contracts, arrangements, understandings, plan or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer of voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   August 16, 1996
                                                   ----------------------
                                                   (Date)



                                                   /s/ Samuel L. Phillips
                                                   ----------------------
                                                   Samuel L. Phillips



                                                   /s/ Van F. Phillips
                                                   ----------------------
                                                   Van F. Phillips



                                                   /s/ G. Byron Phillips
                                                   ---------------------
                                                   G. Byron Phillips



                                                   /s/ Gina A. Phillips
                                                   --------------------
                                                   Gina A. Phillips



                                                   GREAT MEADOWS, INC.

                                                   By: G. Byron Phillips
                                                       -----------------

                                                   Title:  President
                                                           -------------


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT


         Each of the undersigned agrees that the Statement, including amendments on Schedule 13D relating to shares of Common Stock of Mitchell Bancorp, Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned.

         Each of the undersigned disclaims the existence of a group with respect to this stock.

         The joint filing of this Schedule 13D does not affirm the existence of a group.

Dated: August 16, 1996


                                                 /s/ Samuel L. Phillips
                                                 ----------------------
                                                 Samuel L. Phillips



                                                 /s/ Van F. Phillips
                                                 -------------------
                                                 Van F. Phillips



                                                 /s/ G. Byron Phillips
                                                 ---------------------
                                                 G. Byron Phillips



                                                 /s/ Gina A. Phillips
                                                 --------------------
                                                 Gina A. Phillips



                                                 GREAT MEADOWS, INC.

                                                 By: G. Byron Phillips
                                                     -----------------

                                                 Title:  President
                                                         ---------